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                 November 4, 2022

       Christopher Cummiskey
       Chairman and Chief Executive Officer
       Southern Power Company
       30 Ivan Allen Jr. Blvd., N.W.
       Atlanta, GA 30308

                                                        Re: Southern Power
Company
                                                            Registration
Statement on Form S-3
                                                            Filed October 28,
2022
                                                            File No. 333-268044

       Dear Christopher Cummiskey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Anuja
A. Majmudar,
       Attorney-Advisor, at (202) 551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Eric A. Koontz, Esq.